Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Dollars in millions

The following table sets forth the ratio of earnings to fixed charges and preferred stock dividends of UnitedHealth Group Incorporated for the periods indicated.

	Nine Months Ended Sept. 30, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
Earnings(1):
Earnings from Continuing Operations	$5,811	$6,984	$5,080	$3,858	$2,671	$1,969
Add back:
Fixed Charges	456	533	294	168	137	131

Total earnings	$6,267	$7,517	$5,374	$4,026	$2,808	$2,100

Fixed Charges(1):
Interest, capitalized and expensed	$391	$456	$241	$128	$95	$90
Interest component of rental payments	50	63	46	36	40	39
Amortization of debt discount and rental expense	15	14	7	4	2	2
Convertible Preferred Stock Dividends	—	—	—	—	—	—

Total fixed charges	$456	$533	$294	$168	$137	$131

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	13.7	14.1	18.3	24.0	20.5	16.0

(1)	For purposes of computing this ratio, earnings represent income from continuing operations. Fixed charges represent interest expense including amounts capitalized plus the interest factor in rental expense and any preferred stock dividend requirements, adjusted to a pretax basis.